Titan Medical and Mimic Technologies Announce Collaboration and
Successful Demonstration of First Simulation Modules

TORONTO and SEATTLE, March 29, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), and Mimic Technologies Inc., a market leader in robotic simulation, announce the collaboration and successful demonstration of a first set of simulation modules for use with Titan’s SPORT Surgical System surgeon workstation. The successful demonstration of these simulation modules is the first step in the development of a comprehensive surgeon training curriculum for the SPORT Surgical System.

David McNally, President and CEO of Titan Medical, said, “We are thrilled to announce this strategic collaboration with Mimic Technologies, and with the successful demonstration of Mimic’s first simulation modules on our surgeon workstation, deliver an important product development milestone right on schedule. Mimic, with its experience and leadership in simulation training for robotic surgery, provides us with a proven component of surgeon training in preparation for clinical adoption of our SPORT Surgical System. Simulation training has evolved with robotic surgery and it will continue to play a vital role in the successful implementation of new robotic programs. Surgeons and hospital administrators alike have indicated that simulation will remain a preferred training regimen in the future.”

“We are leveraging Mimic’s deep subject matter expertise and well-accepted simulation exercises in order to provide best-in-class simulation training at product launch. By doing so, we believe we can accelerate the learning curve, reduce training and operating costs, and mitigate potential risks associated with the implementation of our robotic technology,” he added. “We enthusiastically look forward to completing the full simulation training curriculum for our SPORT Surgical System with the Mimic team of simulation experts.”

Jeff Berkley, CEO and Founder of Mimic Technologies, said, “Mimic is delighted to partner with Titan to build revolutionary simulation systems that prepare surgeons for safe and efficient robotic surgery. Both Mimic and Titan believe that training is the cornerstone of a successful robotic surgery program. We applaud Titan’s forward-looking approach to simulation training by its commitment to launch the SPORT Surgical System with a full suite of simulation software in place. By emphasizing simulation as part of a comprehensive training program, we hope to expedite the learning curve for surgeons looking to offer SPORT single port robotic surgery to their patients.”

About Mimic Technologies Inc.

Since 2002, Mimic has been developing simulation technologies that answer the needs of a changing robotic surgical marketplace. Mimic provides simulation solutions that help medical device companies build better robots and training simulators for surgeons. Mimic also provides strategic solutions for hospitals that maximize surgical quality, efficiency, and safety, while reducing risk and costs. Mimic’s programmatic approach unifies training and testing across a hospital system to insure hospital stakeholders can make objective decisions on who is safe to enter the OR.

For more information, please visit the Company’s website at www.mimicsimulation.com.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to pursue a broad set of surgical indications for the SPORT Surgical System, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure current or prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com
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